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                                     ZURICH
 ROLF HUPPI                      INSURANCE GROUP

 CHAIRMAN
 AND CHIEF EXECUTIVE
 OFFICER
                                                           CONFIDENTIAL




Board of Directors
of Zurich Reinsurance
   Centre Holdings, Inc.
One Chase Manhattan Plaza
New York, N.Y.  10005
U.S.A.


Zurich, 10, January 1997


Dear Fellow Board Members:

On behalf of Zurich Insurance Group ("Zurich"), I am pleased to make a proposal to acquire all of the outstanding shares of common stock, par value $0.01 per share (the "Common Stock") of Zurich Reinsurance Centre Holdings, Inc. ("the Company") not currently owned by Zurich at a cash price per share of $36.00.

Consummation of the acquisition would be subject to the approval by the Board of Directors and stockholders of the Company, as well as to other conditions customary in a transaction of this type. We expect that a closing with respect to the acquisition will occur during the second quarter of 1997. We anticipate that upon the completion of the acquisition, Zurich will seek to cause the shares of the Company to be delisted from trading on the New York Stock Exchange and to cause deregistration of the Common Shares with the Securities and Exchange Commission.

We believe that this proposal is a fair one that will benefit the public stockholders of the Company. It represents an 18.5% premium over the closing market price on Wednesday, January 8, 1997 of $30.375, and enables these stockholders to receive cash for their shareholdings.

We are in a position to proceed on an expedited basis and urge that the Company act as quickly as possible in considering our proposal. We expect that the directors of the Company who are not affiliated with Zurich may wish to engage independent legal and financial advisors. If this is so, we would invite your representatives to meet with our advisors to discuss this proposal at your earliest convenience.




                            ZURICH INSURANCE COMPANY
 MYTHENQUAI 2, P.O. BOX CH 8022 ZURICH, PHONE 41 1/205 28 40, FAX 41 1/201 47 90

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We wish to make it clear that we are not interested under any circumstances in selling our interest in the Company and that there is no prospect of a sale of a controlling interest to a third party.

We hope that you will give this proposal your prompt attention. We reserve the right to amend or withdraw this proposal at our discretion at any time.

Yours sincerely,

Zurich Insurance Company

/s/ Rolf Huppi

    Rolf Huppi









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